UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBERS 033-47073; 333-147397; 333-154364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Scotts Company LLC Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Meaden & Moore, Ltd.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 8, 2012                By: /s/ David C. Evans
                    Printed Name: David C. Evans
Title: Chief Financial Officer and Executive Vice President, Strategy and Business Development

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Index to the Financial Statements
December 31, 2011 and 2010

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	11

NOTE: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Index to Exhibits	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of The Scotts Company LLC Retirement Savings Plan and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the The Scotts Company LLC Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, together referred to as "supplemental information", is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants

June 8, 2012
Cleveland, Ohio

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Receivables:
Employer contribution receivable	$446,076	$—
Notes receivable from participants	8,287,021	7,356,664
Other receivables	125,333	11,973
Total receivables	8,858,430	7,368,637
Investments held by trustee, at fair value:
Mutual funds	201,344,112	214,787,128
Common shares	24,267,577	24,633,179
Stable value investment contracts	31,681,849	31,450,199
Total investments held by trustee, at fair value	257,293,538	270,870,506
Total assets	266,151,968	278,239,143
Liabilities
Total liabilities	—	—
Net assets available for benefits at fair value	266,151,968	278,239,143
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(769,764)	(310,549)
Net assets available for benefits	$265,382,204	$277,928,594

See notes to financial statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2011	2010
Additions to net assets attributed to:
Contributions:
Company	$13,177,183	$14,583,931
Participant	15,274,752	14,582,570
Rollovers	936,822	1,408,409
Total contributions	29,388,757	30,574,910
Interest on notes receivable from participants	325,021	377,802
Investment Income:
Interest and dividend income	5,713,596	4,782,803
Net (depreciation) appreciation in fair value of investments	(12,112,748)	28,847,689
Total additions	23,314,626	64,583,204
Deductions from net assets attributed to:
Benefits paid to participants	35,750,120	20,203,874
Administrative expenses	110,896	59,834
Total deductions	35,861,016	20,263,708
Net (decrease) increase	(12,546,390)	44,319,496
Net assets available for benefits:
Beginning of year	277,928,594	233,609,098
End of year	$265,382,204	$277,928,594

See notes to financial statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 1. DESCRIPTION OF PLAN

The Scotts Company LLC Retirement Savings Plan (the "Plan") is a defined contribution plan covering all employees of The Scotts Company LLC (the "Company") who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions, such as eligibility, vesting, allocation and funding.

Administration

The Company's Benefits Administration Committee is responsible for the general operation and administration of the Plan. Fidelity Management Trust Company serves as the Plan trustee, record keeper, and custodian.

Eligibility

Domestic employees (other than employees of EG Systems, Inc.) are eligible to participate in the Plan on the first day of the month coinciding with or immediately following their date of employment. Employees of EG Systems, Inc., doing business as Scotts LawnService®, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligible service and are eligible to make contributions and receive matching contributions on the first day of the month coinciding with or after completing 60 days of service. Temporary employees are not eligible to participate in the Plan.

Contributions

The Plan provides for a participant to make pre-tax contributions of up to 75% of eligible earnings, not to exceed the annual Internal Revenue Service ("IRS") maximum deferral amount. The maximum contribution for the years ended December 31, 2011 and 2010 was $16,500. The Plan also provides that participants who will reach age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions, up to $5,500. Participants also have the option to designate all or any portion of their contributions as after-tax Roth contributions. Total after-tax Roth contributions for the years ended December 31, 2011 and 2010 were $1,148,840 and $945,979, respectively.

Beginning January 1, 2011, all eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of compensation and also receive the applicable Company matching contribution. Beginning January 1, 2011, the Company stopped providing base contributions and began matching 150% of the employees' initial 4% contribution and 50% of their remaining contribution up to 6%. During 2010 the Plan provided a Company base retirement contribution for all eligible employees. Generally, eligible employees received a contribution from the Company equal to 2% of monthly compensation. This percentage increased to 4% when employees’ year-to-date compensation exceeded 50% of the social security taxable wage base. The Company also matched participant contributions dollar for dollar for the first 3% and matched $0.50 on the dollar for the next 2% of participant contributions. Effective January 1, 2011, the Company may make additional discretionary profit sharing matching contributions to eligible employees on their initial 4% contribution.

Rollover contributions from other plans are also accepted provided certain specified conditions are met. Participants may direct their contributions and their Company matching contributions into any or all of the investment options under the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant, allocations of the Company's base and matching contributions, and Plan earnings. A participant is entitled to the benefit provided from the participant's vested account balance.

Vesting

All participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest immediately; however, base contributions made by the Company vest after three years of service or immediately upon death, attainment of age 65 or permanent and total disability.

Forfeitures

The non-vested portions of participant account balances are forfeitable and used to reduce Company contributions to the Plan and to pay reasonable fees. Forfeitures used to reduce Company contributions were $564,188 and $440,277 for the years ended December 31, 2011 and 2010, respectively. The total unused balance remaining in the forfeiture account was $124,430 and $224,274 for the years ended December 31, 2011 and 2010, respectively.

Notes Receivable from Participants

Participant loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participant loans are repaid over a period not to exceed 5 years, or 10 years if the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at rates established by Fidelity Management Trust Company. Principal and interest are paid through monthly payroll deductions.

Payment of Benefits

Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution. Normal retirement age is 65; however, the Plan also provides for in-service withdrawals for active employees under certain circumstances. Hardship withdrawals are permitted in accordance with IRS guidelines.

Administrative Expenses

The Company or the Plan pays for all administrative expenses except those that are participant specific, such as loan establishment and maintenance fees.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments

The Plan’s investments are recorded at fair value. Purchases and sales of securities are recorded on a trade-date basis

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts and the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payments of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standard Update 2011-04, which requires additional disclosure surrounding Level 3 fair value measurements, the uses of nonfinancial assets in certain circumstances and identification of the level in the fair value hierarchy used for assets and liabilities that are not recorded at fair value, but where fair value is disclosed. The amendments in this update are to be applied prospectively and are effective for reporting periods beginning after December 15, 2011. The amendments will be effective for the Plan's financial statements for the year beginning January 1, 2012. The adoption of the amendments is not expected to have a material impact on the Plan financial statements.

In January 2010, the FASB issued Accounting Standard Update 2010-06, which requires additional disclosures related to fair value measurements. The additional disclosures include a separate disclosure of the amount of significant transfers in and out of Level 1 and 2, including a description of the reason for the transfer. In addition, for the reconciliation of activity in Level 3 measurements, information about purchases, sales, issuances and settlements are reported on a gross basis. The new disclosures and clarifications of existing disclosures were effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were effective for reporting periods beginning after December 15, 2010. The required disclosures effective for both reporting periods were adopted by the Plan and the adoptions did not impact the Plan’s disclosures.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Subsequent Events

For the year ended December 31, 2011, the Plan has evaluated subsequent events for potential recognition and disclosure through June 8, 2012, the date the financial statements were available for issuance.

NOTE 3. INVESTMENTS

The following investments individually represent 5% or more of net assets available for benefits as of December 31:

	2011	2010
Fidelity Managed Income Portfolio II	$30,912,086	$31,139,650
Fidelity Contrafund	26,159,204	27,398,929
The Scotts Miracle-Gro Company Common Shares	22,227,911	24,633,179
PIMCO Total Return Fund	19,134,908	19,292,418
Fidelity Puritan Fund	17,875,956	19,981,525
Brandywine Blue Fund	15,276,229	18,999,551
Spartan 500 Index Fund	14,978,433	17,132,634
EuroPacific Growth Fund-Class A	14,546,473	19,836,928
Dodge and Cox Stock Fund	14,010,833	15,681,514
Vanguard Target Retirement 2020 Fund	13,978,156	—
Fidelity Freedom 2020 Fund	—	13,836,280

During 2011 and 2010, the net (depreciation) appreciation in the fair value of investments was as follows:

	2011	2010
Mutual funds	$(10,249,511)	$23,047,871
Common shares	(1,863,237)	5,799,818
Total net (depreciation) appreciation in fair value of investments	$(12,112,748)	$28,847,689

NOTE 4. INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY

The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio II (the "Portfolio"), with Fidelity Management Trust Company, the Trustee. The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds, although investments may also include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stability in value than a traditional investment.

As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by Fidelity Management Trust Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The stable value investment contract does not permit Fidelity Management Trust Company to terminate the agreement prior to the scheduled maturity date.

The following are the average yields for the stable value investment contracts for 2011 and 2010:

Average Yields:	2011	2010
Based on actual earnings	1.92%	2.25%
Based on interest rates credited to participants	1.60%	1.82%

NOTE 5. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1-Quoted prices in active markets for identical assets or liabilities.
Level 2-Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

•	Common shares: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Stable value investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap equity funds	$70,424,699	$—	$—	$70,424,699
Target date blended funds	56,207,719	—	—	56,207,719
Fixed income funds	19,134,908	—	—	19,134,908
Mid cap equity funds	17,273,785	—	—	17,273,785
Balanced funds	17,875,956	—	—	17,875,956
International equity funds	14,546,473	—	—	14,546,473
Small cap equity funds	5,880,572	—	—	5,880,572
Common shares:
BrokerageLink	2,039,666	—	—	2,039,666
The Scotts Miracle-Gro Company common shares	22,227,911	—	—	22,227,911
Stable value investment contracts	—	31,681,849	—	31,681,849
Total investments at fair value	$225,611,689	$31,681,849	$—	$257,293,538

The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap equity funds	$79,212,628	$—	$—	$79,212,628
Target date blended funds	47,971,356	—	—	47,971,356
Fixed income funds	20,828,990	—	—	20,828,990
Mid cap equity funds	20,293,644	—	—	20,293,644
Balanced funds	19,981,525	—	—	19,981,525
International equity funds	19,836,928	—	—	19,836,928
Small cap equity funds	6,662,057	—	—	6,662,057
The Scotts Miracle-Gro Company common shares	24,633,179	—	—	24,633,179
Stable value investment contracts	—	31,450,199	—	31,450,199
Total investments at fair value	$239,420,307	$31,450,199	$—	$270,870,506

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 6. TAX STATUS

The Plan’s latest favorable determination letter is dated May 30, 2012. The Plan Administrator and the Company believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2008.

NOTE 7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, all participants will become fully vested in their accounts.

NOTE 8. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$265,382,204	$277,928,594
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	769,764	310,549
Rounding	(1)	—
Net assets available for benefits per the Form 5500	$266,151,967	$278,239,143

The following is a reconciliation of investment income per the financial statements to the Form 5500:

2011
Interest and dividend income and net depreciation of investments per the financial statements	$(6,074,131)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2011	769,764
Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2010	(310,549)
Rounding	(2)
Net investment loss per the Form 5500	$(5,614,918)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC
Retirement Savings Plan

EIN 31-1414921
Plan Number 001

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Alger Small Mid Cap Growth	Registered Investment Company	**	$10,640,941
	Brandwine Blue Fund	Registered Investment Company	**	15,276,229
	CRM Small Cap Value Fund	Registered Investment Company	**	5,880,572
	Dodge and Cox Stock Fund	Registered Investment Company	**	14,010,833
	EuroPacific Growth Fund-Class A	Registered Investment Company	**	14,546,473
*	Fidelity BrokerageLink	Other	**	2,039,666
*	Fidelity Contrafund	Registered Investment Company	**	26,159,204
*	Fidelity Low Price Stock Fund	Registered Investment Company	**	6,632,844
*	Fidelity Managed Income Portfolio II	Common Collective Trust	**	31,681,849
*	Fidelity Puritan Fund	Registered Investment Company	**	17,875,956
	PIMCO Total Return Fund	Registered Investment Company	**	19,134,908
	Spartan U.S. Equity Index Fund	Registered Investment Company	**	14,978,433
*	The Scotts Company Common Shares	Employer Securities	**	22,227,911
	Vanguard Target Retirement 2005 Fund	Registered Investment Company	**	148,181
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	3,934,126
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	3,428,382
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	13,978,156
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	4,165,523
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	10,443,743
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	3,685,130
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	6,296,070
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	4,187,819
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	2,678,017
	Vanguard Target Retirement 2055 Fund	Registered Investment Company	**	224,186
	Vanguard Target Retirement Income Fund	Registered Investment Company	**	3,038,386
	Total Investments			257,293,538
*	Participant loans	Participant loans (interest at rates ranging from 4.25% to 10% due through December 13, 2016)		8,287,021
				$265,580,559
* - Party-in-interest to the Plan
** - Information not represented because investments are participant directed

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2011
INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm Meaden & Moore, Ltd.